SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE NEW YORK, NY 10017-3954 (212) 455-2000

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DIRECT DIAL NUMBER (212) 455-2948		E-MAIL ADDRESS JKAUFMAN@STBLAW.COM

August 12, 2020

VIA EDGAR

Re:	Academy Sports and Outdoors, Inc.
Draft Registration Statement on Form S-1
Submitted on July 10, 2020
CIK No. 0001817358

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Academy Sports and Outdoors, Inc. (the “Company”), we hereby confidentially submit for non-public review by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft registration statement on Form S-1 (the “Registration Statement”). The Company has prepared Amendment No. 1 in response to the Staff’s comments in its letter, dated August 7, 2020, relating to the Registration Statement (the “Comment Letter”) and to otherwise update its disclosure, including the addition of a letter from the Company’s chief executive officer to potential investors beginning on page vi of Amendment No. 1. We are seeking confidential treatment for the submission pursuant to Rule 83 of the Commission.

In addition, we are providing the following responses to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	August 12, 2020

Summary

Who We Are, page 1

1.

We note your statements that you are one of the “leading full-line sporting goods and outdoor recreation retailers in the United States,” and that you are the “largest value-oriented sporting goods and outdoor recreation retailer in the country.” We note similar disclosure on page 10, and elsewhere in your prospectus, that you are the leading sporting goods retailer in the southern United States. Please provide support for these statements, and disclose the measure by which you determined your competitive position in these markets. Please similarly explain the difference in the various markets you cite, including the differences in the “full-line sporting goods and outdoor recreation retailers” market and the “value-oriented sporting goods and outdoor recreation retailers” market. If any of these statements are based upon management’s belief, please indicate that this is the case.

The Company advises the Staff that the Company defines “full-line sporting goods and outdoor recreation retailers” to include retailers who offer all three of the following categories, across all price points and brands: (i) sporting goods (e.g., team and individual sports, footwear/apparel, fitness), (ii) outdoor goods (e.g., hunting gear, fishing rods, outdoor cooking, camping), and (iii) recreation goods (e.g., pools, backyard living, bikes). Using the definition described in the preceding sentence, “full-line sporting goods and outdoor recreation retailers” currently includes the Company, Dick’s Sporting Goods, Inc., Scheels All Sports, Inc. and Big 5 Sporting Goods Corporation. Among these retailers, the Company is “one of the leading” because its annual revenue in each of the years from 2014 to 2019 is the second highest.

The Company advises the Staff that the Company has made the determination that it is the “largest value-oriented sporting goods and outdoor recreation retailer in the country” based upon (i) the Company’s competitive pricing index, which illustrates the Company’s prices are lower on average compared to those full-line sporting goods and outdoor recreation retailers with higher annual revenue, and (ii) the Company’s 2019 and 2020 customer surveys, which indicate that customers perceive the Company as being more value-oriented than all of the other full-line sporting goods and outdoor recreation retailers.

The Company advises the Staff that the Company has made the determination that it is the “leading sporting goods retailer in the southern United States” on the basis that in 2019 the Company derived higher total revenue from its stores located in the 2019 U.S. Census Bureau’s “south” region than any other sporting goods and outdoor recreation retailer in this region.

The Company has revised its disclosure on pages iii, 5 and 96 to disclose the measures by which management has determined its competitive position in these markets.

The Company further advises the Staff that the Company is supplementally providing the Staff on a confidential basis with a binder of materials (the “Supplemental Binder”) that contains factual support for several of the statements cited in the Registration Statement, including the statements mentioned above. The Supplemental Binder will be provided utilizing the secure file transfer process set forth in the temporary procedures established by the Commission’s Division of Corporation Finance in August 2020 in light of COVID-19 concerns.

Pursuant to Rule 418(b) of the Securities Act of 1933, as amended, the Supplemental Binder is being provided to the Staff on a supplemental basis only under separate cover and is not to be filed with or deemed part of or included in the Registration Statement. Pursuant to Rule 418(b), and on behalf of the Company, we request that the Supplemental Binder not be retained upon completion of your review thereof. As required by Rule 418(b), and on behalf of the Company, we note that (i) the Company is requesting such treatment at the time the Supplemental Binder is furnished to the Staff, (ii) the return of the information is consistent with the protection of investors, (iii) the return of the information is consistent with the Freedom of Information Act of 1967, as amended and (iv) the Supplemental Binder is not being filed in electronic format.

2.

We note your statements regarding your industry-leading unit sales and profitability, and the comparison to your “nearest competitors.” Please indicate how you are defining your nearest competitors, including the number of companies in this group, the category of retailer, and how you define a competitor as a “nearest” competitor.

The Company advises the Staff that the Company considers itself to meet the definition of a large format sporting goods store (as defined on page 95 of Amendment No. 1). However, for the purposes of defining its “nearest competitors,” the Company looks at large format sporting goods stores in addition to traditional sporting goods stores and specialty outdoor retailers (each as defined on page 95 of Amendment No. 1) predominately within the Company’s footprint. Based on the definition described in the preceding sentence and publicly available data, there are currently four retailers who the Company considers to be its “nearest competitors.”

Securities and Exchange Commission	August 12, 2020

The Company has revised its disclosure on page iii to indicate how it is defining its nearest competitors, including the number of companies in this group and the category of retailer.

The Company further advises the Staff that the Supplemental Binder contains factual support for several of the statements cited in the Registration Statement, including the statement mentioned above.

3.

In addition to the annual summary financial information and the annualized financial information for twelve months ended May 2, 2020, please consider including information for the latest interim period included in the document. Pursuant to Item 3 of Part I of Form S-1, refer to Item 503 of Regulation S-K for guidance.

The Company has revised its disclosure on pages 3 and 93 accordingly, including by updating each of the graphs on pages 3 and 93 to include information for the latest interim period included in Amendment No. 1.

4.

We note your disclosure that first quarter 2020 reflected the third consecutive quarter of positive comparable store sales. However, we note that you have experienced decreases in both comparable store sales and net sales per square foot in each of the last three fiscal years. Please revise your disclosure to present a balanced picture of your comparable store sales growth.

The Company has revised its disclosure on pages 3 and 93 accordingly.

5.

We note the graph on page 3 showing the increase in net sales. It appears that the scale used for the graph shows more significant increases than the numerical increases for net sales. Please revise so that the graph shows increases that are proportional to the numerical net sales increases. Please make similar changes to the free cash flow bar graph.

The Company has revised each of the graphs on pages 3 and 93 so that each of the graphs show increases that are proportional to the numerical increases.

Our Performance Improvement Initiatives, page 3

6.

We note your statement that during the first quarter 2020, your smaller format store had higher sales per square foot and higher inventory turns than your average store. Please disclose the sales per square foot and inventory turns for your average store, and how you define your average store. Please also disclose whether e-commerce sales impacted sales and inventory for your smaller format store, and whether the comparison you are making uses the performance of your average store during the first quarter of 2020.

The Company has revised its disclosure on pages 4 and 94 accordingly.

Large and loyal customer base, page 7

7.

Please explain what you mean in your statement that customers spend approximately 30% of their wallets at the Academy. Please also provide support for your statement that your competitor customers spend 20% of their wallets at your competitors, and explain how you are defining your competitors.

The Company advises the Staff that the statement: “Based on our customer surveys, they spend approximately 30% of their wallets at Academy, whereas competitor customers spend approximately 20% of their wallets at our competitors” means that, based on surveys of sporting goods and outdoor and recreation customers conducted on March 3, 2020, the Company has found that the Company’s customers have used approximately 30% of their total sporting goods, outdoor and recreation expenditures over the preceding 12 months at the Company, whereas competitor customers have used approximately 20% of their total sporting goods, outdoor and recreation expenditures over the preceding 12 months at the Company’s competitors. In order to clarify this statement in Amendment No. 1, the Company has revised this statement on pages 8 and 98 to read: “Based on our customer surveys, approximately 30% of our customers’ annual sporting goods, outdoor and recreation expenditures are made at Academy, in comparison to approximately 20% for our competitors and their customers.”

The Company advises the Staff that “competitors” in this statement refers to large format sporting goods stores and specialty outdoor retailers (as such terms are defined on page 95) who predominately operate in the Company’s footprint.

The Company further advises the Staff that the Supplemental Binder contains factual support for this statement.

Securities and Exchange Commission	August 12, 2020

Strong and adaptive performance through economic cycles, page 8

8.

Given that your revenue for the past two fiscal years is lower than your revenue for the fiscal year ended February 3, 2018, and the decrease in gross margin in the first quarter 2020, please tell us why you believe it is appropriate to state that you have consistently demonstrated steady revenue growth and expanded profit margins. Please also balance the discussion of your margin expansion on page 10 to reflect the decrease in margin in the most recent quarter.

The Company advises the Staff that the Company operates on a retail fiscal year (meaning that the Company’s fiscal year represents the 52 or 53 weeks ending on the Saturday closest to January 31) and its revenues for 2019 and 2018 appear lower than its revenue for 2017, because 2017 included 53 weeks, whereas each of 2019 and 2018 included 52 weeks. The Company believes that it is appropriate to remove the impact of the 53rd week from 2017 when comparing the past three fiscal years against one another. As disclosed in footnote (1) to the table on page 62, the impact of the 53rd week to 2017 net sales was $60.6 million. Therefore, considering the impact of removing the 53rd week from 2017, the Company respectively submits to the Staff that it is appropriate to state that the Company has consistently demonstrated steady revenue growth.

The Company advises the Staff that the decrease in gross margin in the first quarter 2020 is a byproduct of the disproportionate shift in consumer preferences the Company experienced during this period as a result of the COVID-19 pandemic. The Company’s isolated recreation, outdoor and leisure activity products, which are generally lower margin goods, have significantly increased in popularity during the COVID-19 pandemic. Meanwhile, higher margin goods, such as footwear and apparel, experienced significant decreases in demand during the first quarter 2020. The decrease in demand of higher margin goods was most pronounced in March and April 2020, when the pandemic substantially began and customers temporarily turned their focus to purchasing primarily isolated recreation, outdoor and leisure activity products in addition to “essential items.” The Company has revised its disclosure on pages 10 and 101 to balance the discussion of the Company’s margin expansion to reflect the resulting decrease in gross margin in the most recent quarter. However, the Company advises the Staff that, notwithstanding the fact that gross margin rates decreased in the first quarter 2020, the Company demonstrated expanded profit margins from 2017 to 2019. Moreover, the Company does not expect the decrease in the demand for its higher margin goods to continue throughout the duration of the pandemic or thereafter (please also refer to the response to comment 15 below). Therefore, the Company respectively submits to the Staff that it is appropriate to state that the Company has consistently demonstrated expanded profit margins.

Enhance customer engagement and increase retention, page 9

9.

We note your disclosure on page 10 that your customers are attracted to the Academy Credit Card because of its bank-funded 5% discount on every Academy purchase and free standard shipping on online orders of $15 or more. Please tell us, and disclose as appropriate, if you are required to pay any fees associated with your customers’ usage of the card and your accounting thereof. In addition, clarify whether you or the bank provide the free standard shipping on online orders of $15 or more.

The Company advises the Staff that the Company is not required to pay any fees associated with its customers’ usage of their Academy Credit Card. It is the responsibility of each Academy Credit Card holder to pay for all fees associated with having an Academy Credit Card, including any late fees. The Company further advises the Staff that the Company, not the bank, is responsible for paying all costs associated with shipping online orders of $15 or more purchased with an Academy Credit Card. The Company has revised its disclosure on pages 10 and 100 accordingly.

Securities and Exchange Commission	August 12, 2020

Risk Factors

We may be subject to claims, demands and lawsuits…,page 29

10.

We note the nine pending lawsuits relating to the November 2017 shooting in Sutherland Springs, Texas. Please revise this risk factor, or add additional risk factor disclosure as appropriate, to discuss any potential material impact of a decision in these lawsuits that is adverse to you. In the alternative, please tell us why you believe such disclosure is not required.

The Company has revised its disclosure on pages 30 and 31 in response to the Staff’s comment to clarify in such risk factor that an adverse determination with respect to any of the types of claims and lawsuits noted in such risk factor could result in a material adverse effect on the Company, whether due to the incurrence of significant expenses and devotion of substantial resources to defend against them or, in some cases, due to the incurrence of significant losses in the form of settlements, judgments, fines, penalties, injunctions or other orders, as well as negative publicity. The Company respectfully advises the Staff that the Company believes that the Sutherland Springs lawsuits are without merit and, at this time, the Company does not expect that the outcome of the Sutherland Springs lawsuits will have a material adverse impact on the Company. As such, the Company does not believe that these lawsuits need to be specifically mentioned in such risk factor as compared with other claims or lawsuits faced by the Company. The Company further respectfully submits that, as revised, such risk factor nevertheless sufficiently discusses the most significant factors relating to the types of claims and lawsuits noted in such risk factor that make an investment in the Company or the offering speculative or risky, as required by Item 105 of Regulation S-K.

Capitalization, page 58

11.

Please revise to provide footnote disclosure explaining the nature and amounts of the adjustments that will be made to the Company’s historical capitalization to arrive at the pro forma amounts giving effect to the merger of New Academy Holding Company, LLC with Academy Sports and Outdoors, Inc.

The Company has revised footnote (1) to the table on page 58 accordingly.

Management’s Discussion and Analysis

How We Assess the Performance of Our Business, page 69

12.

You define “comparable store sales” as “the percentage of period-over-period net sales increase or decrease for stores open after thirteen full fiscal months and e-commerce sales.” You also note that “[i]ncreases or decreases in e-commerce between periods being compared directly impact the comparable store sales results.” We note that you have 259 stores in 16 states, but your e-commerce platform reaches 47 states. Please revise to disclose how you measure e-commerce sales within your comparable store sales metric.

The Company advises the Staff that it defines “comparable store sales” as the percentage of period-over-period net sales increase or decrease for stores open after thirteen full fiscal months in each period as well as the net sales increase or decrease relating to all e-commerce sales in each period. In further response to the Staff’s comment, the Company has revised its disclosure throughout Amendment No. 1 to revise “comparable store sales” to “comparable sales” and to make it clear that this performance metric includes all e-commerce.

Results of Operations, page 71

13.

Please quantify each factor cited so that investors may understand the magnitude and relative impact of each factor on your results of operations. Refer to section 501.04 of the staff’s Codification of Financial Reporting Releases for guidance.

The Company has revised its disclosure on pages 72 through 76 accordingly.

Securities and Exchange Commission	August 12, 2020

14.

We note that your comparable store sales have declined for all periods presented except for thirteen weeks ended May 2, 2020. Please tell of your consideration of including a discussion of this trend and indicate when you anticipate achieving positive comparable store sales.

The Company advises the Staff that while the Company recognizes that comparable store sales decreased from fiscal year 2017 to and including fiscal year 2019, the Company does not view these decreases as a current trend, given that recent enhancements to the Company’s business have resulted in three consecutive quarters of positive comparative store sales, beginning in the third quarter of 2019 through the first quarter of 2020, with a fourth quarter of positive comparative store sales expected once the Company’s second quarter 2020 results are finalized. Such recent enhancements to the Company’s business include (i) ongoing improvements to the Company’s website and omnichannel capabilities, including the introduction of buy-online-pickup in store (“BOPIS”) in July 2019, (ii) ongoing enhancements to the Company’s merchandise planning and allocation capabilities that began in February 2019, and (iii) the launch of the Academy Credit Card in May 2019. The Company has revised its disclosure on pages 72 and 74 to include a discussion on how certain of the enhancements to its business mentioned in the preceding sentence have contributed to three consecutive quarters of positive comparative store sales as of the first quarter 2020.

Although the Company has seen a recent increase in comparable store sales, the Company respectively submits to the Staff that it does not wish to speculate as to when the Company might achieve period-over-period and year-over-year positive comparable store sales, especially in light of the COVID-19 pandemic, which adds an additional layer of complexity in making projections about future comparable store sales results.

Thirteen Weeks Ended May 2, 2020 Compared to Thirteen Weeks Ended May 4, 2019, page 71

15.

We note your disclosure that gross margin decreased 5% for the first quarter 2020 due to lower margin goods. Please disclose the reason for the increased demand for the lower margin goods, and whether this shift is part of a known trend or uncertainty that that you reasonably expect will have a material impact on revenue or results of operations. See Item 303(a)(3)(ii) of Regulation S-K.

The Company advises the Staff that the decrease in gross margin in the first quarter 2020 is a byproduct of the disproportionate shift in consumer preferences experienced during this period as a result of the COVID-19 pandemic. The Company has revised its disclosure on page 72 to disclose the reason for the increased demand of lower margin goods over higher margin goods during the first quarter 2020.

The Company further advises the Staff that while the Company has seen an increased demand for lower margin goods over higher margin goods during the first quarter 2020 as a result of the COVID-19 pandemic, it does not believe this is reflective of a trend or uncertainty that the Company expects will have a material impact on its revenues or results of operations. The Company expects that the increased popularity of its isolated recreation, outdoor and leisure activity products will continue throughout the duration of the pandemic and will result in a long-term increase to the Company’s customer base, and the Company has added disclosure to pages 4, 68 and 95 to make this expectation clear. The Company, however, does not believe that the increased popularity of its isolated recreation, outdoor and leisure activity products will mean the continued decrease in demand of its higher margin goods throughout the duration of the pandemic or thereafter, in particular because the decrease in demand of higher margin goods was most pronounced in March and April of 2020, when the pandemic substantially began and customers temporarily turned their focus to purchasing primarily isolated recreation, outdoor and leisure activity products in addition to “essential items.”

Non-GAAP Measures, page 76

16.

Your computation of “free cash flow” differs from the typical calculation of this measure (cash flows from operating activities as presented in the statement of cash flows under GAAP less capital expenditures). Please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated. Refer to Question 102.07 of the staff’s Compliance & Discussion Interpretation on Non-GAAP Financial Measures for guidance.

In response to the Staff’s comment, the Company has revised the title of this non-GAAP measure from “Free Cash Flow” to “Adjusted Free Cash Flow.”

Securities and Exchange Commission	August 12, 2020

Business, page 91

17.	Please describe the extent, if any, that your small box format is dependent on the success of your e-commerce platform.

The Company advises the Staff that its small box format is no more or less dependent on the success of its e-commerce platform than any of its other stores. The Company’s omnichannel strategy means that its stores and its e-commerce offerings are integrated across the Company and are enhanced by and supportive of one another. For example, a customer survey conducted between June to July 2020, which we are including in the Supplemental Binder, indicates that many of the Company’s customers look at its website to understand its product offerings before coming into a store to make a purchase. Conversely, if a product is out of stock at a store, a customer can use the Company’s “more options” program, which gives the customer the option to purchase the product online from a store location where it is available, and have the product shipped directly to them, at no charge. The Company’s BOPIS program further illustrates the integration of its stores and its e-commerce offerings, given that BOPIS sales are made through its website but use a store to facilitate the customers’ pickup of their purchases. Furthermore, the Company’s stores benefit from BOPIS due to any add-on, in-store purchases made by the customer at the time of pick-up.

18.	You disclose that as of the first quarter 2020, 99.6% of your mature stores were profitable. Please include how many of your 259 stores were “mature stores” as of the first quarter of 2020.

The Company advises the Staff that as of the first quarter 2020, 209 of its 259 stores were mature stores. The Company defines “mature stores” as stores that have been in operation for longer than four years. As of the end of the first quarter 2020, all but one of the Company’s mature stores were profitable on a four-wall basis for the 12 months ended May 2, 2020. The Company has revised its disclosure on pages 11 and 101 accordingly.

19.

We note your beliefs regarding your significant growth opportunities in your core markets and outside of your footprint. Please qualify your belief that you have the opportunity to expand in the in-fill market with approximately 120 stores, adjacent markets with approximately 90 stores, and in greenfield markets with approximately 670 stores. In this regard, we refer to your disclosure on page 67 indicates that you plan to open eight to 10 new stores per year, starting in 2022. We also note your disclosure on page 91 regarding your “disciplined approach to store openings” and your disclosure on page 84 regarding your plans for capital expenditures in 2020, which does not include plans for new stores.

The Company has revised its disclosure on pages 11, 67, 91, 101 and 102 accordingly. The Company advises the Staff that no revisions to its disclosure on page 84 are required, as the Company does not expect to open any new stores in 2020.

Legal Proceedings, page 108

20.

Please revise your disclosure regarding the lawsuits related to the events in Sutherland Springs Texas to include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, and the relief sought. See Item 103 of Regulation S-K.

The Company has revised its disclosure on pages 108 and 109 accordingly.

Role of Compensation Consultant, page 119

21.

Please tell us whether Meridian Compensation Partners or its affiliates provided additional services to you in excess of $120,000 during your last completed fiscal year. If so, please disclose the aggregate fees for determining or recommending the amount or form of executive and director compensation and the aggregate fees for any additional services provided by the compensation consultant or its affiliates. See Item 407(e)(iii)(B) of Regulation S-K.

The Company advises the Staff that none of Meridian Compensation Partners or its affiliates provided additional services to the Company in excess of $120,000 during fiscal year 2019. The Company would also like to clarify to the Staff that Meridian Compensation Partners was not the Compensation Committee’s independent compensation consultant at any point during fiscal year 2019. The Compensation Committee did not engage or consult any independent compensation consultant at any point during fiscal year 2019.

Securities and Exchange Commission	August 12, 2020

Exclusive Forum, page 198

22.

We note that your forum selection provision identifies the U.S. federal district courts as the exclusive forum for Securities Act claims. Please revise your disclosure to also state that there is uncertainty as to whether a court would enforce such provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The Company has revised its disclosure on pages 53 and 197 accordingly. The Company supplementally notes to the Staff that, on March 18, 2020, the Delaware Supreme Court held in Salzberg v. Sciabacucchi that forum selection provisions in certificates of incorporation requiring actions arising under the Securities Act to be filed in federal court are facially valid under Section 102(b)(1) of the Delaware General Corporation Law. As a Delaware corporation, the Company believes and expects that such holding would be applicable to the forum selection provision contained in its certificate of incorporation.

New Academy Holding Company, LLC Consolidated Financial Statements, page F-1

23.

You disclose that you will be treated as a taxable entity for income tax purposes after consummation of the offering. Please revise to present pro forma income taxes, net income and earnings per unit on the face of the historical statement of operations for each period presented as if income taxes had been computed for those periods. Include a note to the historical financial statements that provides the basis for this pro forma presentation.

The Company has revised its disclosure on pages F-3 and F-8 accordingly.

Notes to Consolidated Financial Statements

10. Equity and Unit-Based Compensation, page F-39

24.	Please revise to disclose the price per unit that was used to calculate the aggregate intrinsic value of your outstanding and exercisable unit options in the tables on page F-41.

The Company has revised its disclosure on pages F-42 and F-43 to include the fair value per unit that was used to calculate the aggregate intrinsic value of its outstanding and exercisable unit options.

25.

Your disclosure on page F-42 indicates that there are 3,291,162 Holdco membership units that are subject to outstanding and unvested liquidity event restricted units with a weighted average grant date fair value of $5.51. You also indicate that these units are not being expensed and will not be expensed until the performance objective meets the definition of probable in ASC 718. As your disclosure appears to indicate that at least a portion of these units will vest in the event that you complete an initial public offering prior to the fifth anniversary of the unit grant dates, please revise to disclose the amount of any stock-based compensation expense that you will be required to recognize in your financial statements in connection with the completion of your planned initial public offering.

The Company has revised its disclosure on page F-43 accordingly.

Securities and Exchange Commission	August 12, 2020

13. Related Party Transactions, page F-45

26.

Your disclosure on page F-45 indicates that in the event the monitoring agreement is terminated in connection with certain financing, acquisition, disposition and change of control transactions, an initial public offering or under certain circumstances, the adviser is entitled to all unpaid monitoring fees and expense plus the net present value of the advisory fees that would have been paid from the termination date through the twelfth anniversary of the effective date of the agreement, or if terminated after such anniversary, through the first anniversary of the effective date occurring after the termination date. Please revise to disclose the amount of any such payment and the related expense you will be required to recognize in connection with the planned initial public offering of common shares.

The Company has revised its disclosure on page F-46 accordingly.

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Please do not hesitate to call me at (212) 455-2948 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,
/s/ Joseph H. Kaufman
Joseph H. Kaufman

cc:	Securities and Exchange Commission
Patrick Kuhn
Linda Cvrkel
Cara Wirth Erin Jaskot
Academy Sports and Outdoors, Inc.
Ken C. Hicks
Latham & Watkins LLP
Marc Jaffe
Ian Schuman